AMENDMENT NO. 1
TO
BYLAWS OF CROSSROADS SYSTEMS, INC.

The Bylaws of Crossroads Systems, Inc., a Delaware corporation (the “Company”), are hereby amended effective October 12, 2010, by deleting Article IV, Section 4.1(b) in its entirety and deleting the word “Classification” from the title of Article IV, Section 4.1, all pursuant to the approval of the Board of Directors.

Certified by the Secretary of the Company on this 12th day of October, 2010.

Jennifer Ray-Crane, Secretary